Exhibit 99.1

NOTICE OF REPURCHASE RIGHT
AT THE OPTION OF THE HOLDER
TO
HOLDERS OF 2.00% CONVERTIBLE SENIOR NOTES DUE 2018
OF
FANG HOLDINGS LIMITED

CUSIP Number 836034AB41

This purchase right expires at 5:00 p.m., New York City time, on December 13, 2016.

To the Holders of the 2.00% Convertible Senior Notes due 2018 (the “Notes”) of Fang Holdings Limited, formerly known as SouFun Holdings Limited (the “Company”):

The Company and CITIBANK N.A., London branch, as trustee (the “Trustee”), are parties to that certain Indenture, dated as of December 10, 2013 (as amended, restated, supplemented or otherwise modified from time to time, the “Indenture”). This Notice is being delivered to the Trustee and the holders of record of the Notes pursuant to Section 15.01(b) of the Indenture. Capitalized terms used but not otherwise defined in this Notice have the meanings given to them in the Indenture.

Holders of the Notes may require the Company to repurchase their Notes (the “Repurchase Right”), subject to the terms and conditions of the Indenture, on December 15, 2016 (the “Repurchase Date”). Holders’ option to require the Company to repurchase their Notes expires at 5:00 p.m., New York City time, on December 13, 2016 (the “Repurchase Expiration Time”). Pursuant to the Indenture, the repurchase price for the Notes shall be an amount in cash equal to 100% of the principal amount of the Notes (or portions thereof) to be so repurchased, plus accrued and unpaid interest, if any, to, but excluding, the Repurchase Date in respect of which either (i) a purchase notice (in the form attached hereto as Exhibit A) is given or (ii) beneficial interests in such Notes are transferred through the facilities of The Depositary Trust Company (“DTC”) and an agent’s message is delivered to the Paying Agent (such notice pursuant to clause (i) or (ii), a “Purchase Notice”); provided that any such accrued and unpaid interest shall be paid not to the Holders submitting the Purchase Notice but instead to the Holders of such Notes at the close of business on the Regular Record Date immediately preceding the Repurchase Date.

The addresses for the Paying Agent and the Conversion Agent are as follows:

CITIBANK N.A., London branch

c/o Citibank N.A.

480 Washington Boulevard, 30th Floor, Jersey City

NJ 07310, USA

Attn: Agency and Trust (Adolphus Jones – adolphus.jones@citi.com; Jessenia Saldana – jessenia.saldana@citi.com)

1  The CUSIP numbers are included solely for the convenience of the holders of Notes. Neither the Company nor the Trustee shall be responsible for the selection or use of the CUSIP numbers, nor is any representation made as to its correctness with respect to the Notes or as indicated in this notice.

To exercise the Repurchase Right, the Notes (together with all necessary endorsements) must be surrendered for payment of the Repurchase Price payable as provided in Article 15 of the Indenture. The Repurchase Price for any Note as to which a Purchase Notice has been given and not withdrawn will be paid on the later of (i) the Repurchase Date and (ii) the time of book-entry transfer or the delivery of such Note to the Paying Agent by the Holder thereof in the manner required by Article 15.

A Holder will be entitled to withdraw its election in the Purchase Notice if the Paying Agent receives, prior to the Repurchase Expiration Time, a duly completed written notice of withdrawal delivered to the Corporate Trust Office setting forth (i) the name of such Holder, (ii) a statement that such Holder is withdrawing its election to have Notes purchased by the Company on such Repurchase Date pursuant to a repurchase pursuant to Article 15 of the Indenture, (iii) the aggregate principal amount of the Notes of such Holder with respect to which such notice of withdrawal is being submitted, (iv) the aggregate principal amount of the Notes of such Holder, if any, that remains subject to the original Repurchase Notice, which amount must be $1,000 or an integral multiple thereof, and (v) the certificate number(s) of such Notes to be so withdrawn, if Physical Notes have been issued; provided, any Notes transferred through the facilities of DTC must comply with appropriate procedures of DTC.

Notes with respect to which a Purchase Notice is given by a Holder may be converted pursuant to Article 14 of the Indenture only if such Purchase Notice has been withdrawn in accordance with the provisions of Article 15 of the Indenture.

You must make your own decision as to whether or not to surrender your Notes for repurchase and, if so, the amount of Notes to surrender. None of the Company, or its Boards of Directors, employees, advisors or representatives, the Paying Agent, the Trustee or the Conversion Agent are making any representation or recommendation to any holder as to whether or not to surrender that Holder’s Notes.

Holders of the Notes should refer to the Indenture for a complete description of repurchase procedures and direct any questions concerning this notice to the Trustee by Email to : Agency & Trust at agencytrust.tmg.tm@citi.com & Vanessa Loh at Vanessa.loh@citi.com; or Fax: 852 2323 0279; Address: 39th Floor, Champion Tower, 3 Garden Road, Central, Hong Kong).

Dated: November 15, 2016	FANG HOLDINGS LIMITED

Exhibit A

FORM OF REPURCHASE NOTICE

To:	FANG HOLDINGS LIMITED

CITICORP INTERNATIONAL LIMITED, as Trustee

The undersigned registered owner of this Note hereby acknowledges receipt of a notice from Fang Holdings Limited, formerly known as SouFun Holdings Limited (the “Company”) regarding the right of Holders to elect to require the Company to repurchase the entire principal amount of this Note, or the portion thereof (that is US$1,000 principal amount or an integral multiple thereof) below designated, in accordance with the applicable provisions of the Indenture referred to in this Note, at the Repurchase Price to the registered Holder hereof. Capitalized terms used herein but not defined shall have the meanings ascribed to such terms in the Indenture.

In the case of certificated Notes, the certificate numbers of the Notes to be purchased are as set forth below:

Certificate Number(s):

Dated:

Signature(s)

Social Security or Other Taxpayer
Identification Number

Principal amount to be repaid (if less than all):
US$______,000

NOTICE: The above signature(s) of the Holder(s) hereof must correspond with the name as written upon the face of the Note in every particular without alteration or enlargement or any change whatever.